UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-13615
CUSIP NUMBER 84762L105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 28, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Spectrum Brands, Inc.
Full Name of Registrant

Former Name if Applicable

Six Concourse Parkway, Suite 3300
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30328
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

The registrant was unable to complete its Form 10-Q for the quarter ended December 28, 2008 (the "Report") within the prescribed period because of delays in completing its unaudited financial statements and management's discussion and analysis of financial condition and results of operations.

On February 3, 2009, the registrant and each of its wholly owned United States subsidiaries (such subsidiaries, together with the registrant, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Western District of Texas.  In connection with the chapter 11 filing, the Debtors entered into a restructuring and support agreement with the holders of, in the aggregate, approximately 70% of the face value of the registrant's outstanding senior subordinated notes with respect to a significant financial restructuring of the Debtors' subordinated indebtedness.  Pursuant to the agreement, the holders have agreed subject to the terms and conditions of the agreement, among other things, to support the plan and, upon receipt of a bankruptcy court approved disclosure statement and when properly solicited to do so, to vote all of their respective senior subordinated note claims in favor of the proposed plan.

Pursuant to the provisions of the proposed plan all of the registrant's existing obligations under the senior subordinated public notes and related indentures will be exchanged for new common stock and a new series of senior subordinated notes of the reorganized company to be issued to holders of the existing senior subordinated notes.  Existing common stock will be extinguished under the proposed plan, and no distributions will be made to holders of the current equity.  The registrant's obligations to pay principal and interest on its senior debt would remain unchanged.  The claims of existing creditors other than the holders of the Public Notes would be reinstated and unimpaired.

 The process of negotiating the proposed plan and preparing for a related chapter 11 bankruptcy filing has consumed a significant amount of management's time causing delays in completing the required disclosure and rendering management unable to complete the Report in a timely manner.  Moreover, the registrant needs time to appropriately prepare a description of the recent events leading to the bankruptcy filing in order to provide more complete disclosure in its Report.  The registrant could not have diverted management's time away from the preparations for the chapter 11 bankruptcy filing without unreasonable effort or expense.  However, it is currently anticipated that the Report will be filed on or before the fifth calendar day following the prescribed due date of the Report, or February 11, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony L. Genito	(770)	829-6200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	[x]	No	[ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	[ ]	No	[x]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Spectrum Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 6, 2009	By:	/s/ Anthony L. Genito
		Name:	Anthony L. Genito
		Title:	Executive Vice President, Chief Financial Officer and Chief Accounting Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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